EXHIBIT 36

FOR IMMEDIATE RELEASE: NEWS
September 19, 1997                                   Nasdaq National Market/AVRT
                                                            http://www.avert.com


          AVERT, INC. ANNOUNCES THIRD QUARTER NET REVENUE GROWTH WILL
                    BE LESS THAN ANALYSTS ESTIMATES OF 33.5%
    The Company Still Expects Record Revenues and Double Digit Profitability

FORT COLLINS, CO - Avert, Inc. (Nasdaq National Market/AVRT), an information services company that provides employment background checks to a growing nationwide customer base, today announced that third quarter revenue growth will be less that analysts estimates of 33.5%.

"We expect net revenue growth for the third quarter to be less than 25% as compared to third quarter 1996," said Dean Suposs, president at Avert, Inc. "We still expect to have record revenues and double digit profitability, however our revenue growth will not be what we expected it to be."

The Company believes that the decline in growth rate is primarily attributable to two factors: 1) The loss of several large customers in the fourth quarter 1996 due to pricing. In 1996, the Company increased prices to bring these customers to a profitable level, which resulted in a loss of business. Avert is currently running pilot programs with several large customers that have significant revenue potential where the prices are set with margins to realize the profitability that the Company is accustomed to. 2) A change in spending behavior by the Company's customers due to historic low unemployment rates that have reduced the sales per customer. The Company's new customer growth is still strong, however, because there are less applicants to check, each customer is spending less. To counter this, the Company is currently focusing marketing efforts in areas of higher unemployment and expanding its product offering to increase sales per customer.

"We are very optimistic about the market opportunities in the area of outsourcing human resource services," added Suposs. "We have invested time and money in our technology system and in distribution partnerships that will enable us to capitalize on the expanding demand in this area. We will be able to rapidly introduce new products, provide a seamless interface for our partners' client base, and offer customized solutions to our customers with a technology option that is the best in the business. At the same time we anticipate reducing our cost per transaction while increasing our turn-around."

Through its headquarters in Fort Collins, Avert is an information services company that provides thousands of employment backgrounds checks daily to employers nationwide. Avert guarantees that its products and services are the most current and accurate available. Products and services include criminal records, civil records, workers' compensation histories, driving records, previous employment verification, credit histories, education verification, social security number validation, and a KnowledgeLink Help Desk to answer customers' hiring and compliance questions.

                            Contact: Investor Relations
                                     800.367.5933


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